October 9, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Mail Stop 4561

100 F Street N.E.

Washington DC 20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant
Morgan Youngswood, Staff Accountant

Re:	Zynga, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014, Filed February 24, 2015
File No. 001-35375

Ladies and Gentlemen:

Zynga, Inc. (the “Company” or “Zynga” or “we”) is submitting this letter via EDGAR in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 25, 2015 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2014 and filed on February 24, 2015 (File No. 001-35375) (“10-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1.	Please tell us your consideration of providing disclosures to discuss any significant trends or uncertainties with respect to your online game and advertising revenues. Quantitative disclosures and analysis regarding trends and uncertainties in your online game and advertising revenues seems to be important and material information to the users of your financial statements. We refer you to Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that we have carefully considered Item 303(A)(3) of SEC Regulation S-K and Section III.B of SEC Release 33-8350 when providing disclosure around significant trends and uncertainties with respect to our online game and advertising revenues to the users of our financial statements.

With respect to our online game revenue, significant trends or uncertainties that may have an impact on future operations include the following:

i) Changes in the mix of our games between mobile and web, as revenue from mobile games is recognized ratably over the estimated average payer life as we do not have the requisite data to separately account for consumable and durable virtual goods like we do for our web games;

ii) For our web games, changes in the mix of consumable and durable virtual goods purchased in our games, as we recognize revenue for consumable goods upon consumption, and we recognize revenue for durable goods over the estimated average payer life, which approximates the average life of durable virtual goods;

iii) Changes in future paying player patterns that differ from historical paying player patterns, which may result in a change in estimate for deferred revenue generated in prior periods and periods over which current bookings are recognized into revenue; and

iv) Changes in estimates in our average payer lives for games that will be discontinued, as there is no further service obligation after the closure of these games.

For the aforementioned trends and uncertainties, we have disclosed i) the percentage of bookings and revenue generated through mobile platforms (noted on page 51 of our 10-K), ii) the percentage of revenue attributed to consumable virtual goods versus durable virtual goods (noted on page 58 of our 10-K) and iii) the increase or decrease in revenue as a result of adjusting the remaining recognition period of deferred revenue generated in prior periods at the time of a change in estimate (noted on page 58 of our 10-K). For the 2014 annual period, there were no game closures that had a significant impact on recognized revenue and thus this was not disclosed in the 10-K for such period. However, in our quarterly reports for the first quarter of 2015 and second quarter of 2015, we disclosed the impact of game closures on recognized revenue and earnings per share within the “Results of Operations” section of MD&A.

Furthermore, our revenue recognition policy (described on pages 66-68 in our 10-K) provides the following regarding significant trends and uncertainties with respect to our online game revenue, which aligns with our existing disclosures: “We expect that in future periods there will be changes in the mix of durable and consumable virtual goods sold, reduced virtual good sales in some existing games, changes in estimates in average paying payer life and/or changes in our ability to make such estimates. When such changes occur, and in particular if more of our revenue in any period is derived from goods for which revenue is recognized over the estimated average playing period, or that period increases on average, the amount of revenue that we recognize in a future period may be reduced, perhaps significantly.”

We respectfully advise the Staff that after careful consideration of Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350, there are no other trends or uncertainties that we considered significant to further disclose quantitatively in MD&A for our online game revenue.

With respect to our advertising revenue, a significant trend that may have an impact on future operations is the Company’s shift to mobile games (as noted on page 54 of our 10-K under “Mobile Growth”). Ad optimization and performance on our mobile platforms are better than on our web platforms, resulting in higher advertising revenue in more recent periods as we continue our shift to mobile. As mentioned above for online game revenue, this trend can be noted in our disclosure of the percentage of bookings and revenue generated through mobile platforms (noted on page 51 of our 10-K). Moreover, the qualitative disclosure for advertising and other revenue specifically notes the increase in in-game display ads is the “result of better optimization on mobile platforms” (page 57 of our 10-K). We also note that “[we] are generating an increasing portion of our bookings, revenue and players through the Apple App Store and Google Play App Store and expect that this trend will continue as we launch more games for mobile devices” (noted on page 55 of our 10-K). We respectfully advise the Staff that after careful consideration of Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350, there are no other trends or uncertainties that we considered significant to further disclose quantitatively in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for our advertising revenue.

Liquidity and Capital Resources, page 63

2.	Please tell us your consideration of providing tabular disclosure of your contractual obligations. In this respect, we note your disclosure on page 97 of your unrecognized tax benefits, however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. In addition, tell us whether you have any probable contingent consideration or purchase obligations that should be included in the table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

We respectfully advise the Staff that we have carefully considered SEC Regulation S-K Item 303(a)(5) and understand that liabilities for unrecognized tax benefits should be considered when a registrant prepares the contractual obligations table. We are mindful that the ultimate goal of the disclosure is to provide transparent information that enables investors to understand the impact of uncertain tax positions on the Company’s liquidity. However, given our significant net operating loss and research and development credit carryforwards as of the reporting date, we do not expect that our liabilities for unrecognized tax benefits will result in a cash outflow in the foreseeable future.

In response to the Staff’s comment regarding inclusion of probable contingent consideration or purchase obligations in the table of contractual obligations, we acknowledge the comment and advise the staff that, in future filings, we will expand our contractual obligations disclosure in Item 2. MD&A as set forth below:

Contractual obligations

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitments	—	—	—	—	—
Other purchase commitments	—	—	—	—	—
Contingent consideration liability	—	—	—	—	—

Total contractual obligations	$—	$—	$—	$—	$—

We do not have any material capital lease obligations, and all of our property, equipment and software has been purchased with cash.

Lease commitments

We have entered into operating leases for facilities, including data center space.

Other purchase commitments

We have entered into several contracts for hosting of data systems and services and licensed intellectual property.

Contingent consideration liability

Contingent consideration liability represents the estimated fair value of additional consideration payable in connection with our recent acquisition.

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

Stock-Based Expense, page 85

3.	We note that the expected volatility of your Class A common stock is based on a peer group in the industry in which the Company does business. Please tell us what consideration you gave to using the Company’s historical pricing data in arriving at a volatility assumption. In addition, tell us what consideration you gave to disclosing the reason for the continued reliance on a peer group in the industry in arriving at this assumption. We refer you to ASC 718-10-55-37 and SAB Topic 14.D.1.

We respectfully refer the Staff to the following excerpt from ASC 718-10-55-37(a) that states that: “in computing historical volatility, an entity might disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term. If an entity’s share price was extremely volatile for an identifiable period of time, due to a general market decline, that entity might place less weight on its volatility during that period of time because of possible mean reversion.”

In light of this guidance, we have concluded that our historical volatility is not a good indicator of expected future volatility and therefore was not used in calculating expected volatility. There has been a high level of volatility due to a significant number of material unrepresentative transactions and/or events that have occurred since the Company’s initial public offering (IPO) (e.g., significant acquisitions, intangible asset impairments, significant earning misses, multiple restructuring plans, and leadership changes) that are not typical operating activities During the highly volatile period after the Company’s IPO, it was not uncommon for the Company’s stock price to rise or fall by greater than 10% on a given day. The Company’s stock price continued to be volatile as a result of the significant number of these transactions and/or events into 2014. The factors above contributed to this high level of volatility, which the Company does not believe will be representative of future volatility. We also considered that as of December 31, 2014 the Company had only 3 years’ worth of public trading data, which is less than 6 years, the expected term of the options. As a result, we believed a peer group approach utilizing a period that approximated the expected term of the options would be a better indicator of future volatility than the Company’s historical volatility. It is also our expectation that we will continue to see our historical volatility converge with the volatility experienced by our peer group, which we can see occurring. For example, when we measure our historical volatility from July 2012, approximately 6 months after our IPO (the six months after our IPO being one of the most volatile period in our trading history) through the current quarter, our historical volatility is approximately 57%, compared with the 56% we used to estimate the value of stock options granted in 2014, which was based on the peer group volatility.

However, we acknowledge the Staff’s views as described in SAB Topic 14.D.1, that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term, as applicable, from the volatility calculated from this past information. Supplementally, if we had utilized our own historical volatility to value stock options beginning in 2014 after we had two full years of trading information, the difference in recognized stock based compensation in 2014 would have not have been material to our financial statements.

We will include the reasons for relying on peer group data in future filings, and beginning in the quarter ending December 31, 2015 we will incorporate our own historical trading activity into our estimation of volatility.

Note 7. Income Taxes, page 94

4.	Please tell us how the $140.9 million of unrecognized tax benefits as of December 31, 2014 reconciles and relates to recordation as a liability and offset to deferred tax assets in your consolidated balance sheets. Please explain how your existing disclosure makes such accounting recognition transparent.

We respectfully advise the Staff that the $140.9 million of cumulative unrecognized tax benefits as of December 31, 2014 (disclosed on page 97 of our 10-K) was recorded in our consolidated balance sheets in accordance with the requirements outlined in FASB Accounting Standards Codification Topic 740-10 and Accounting Standards Update 2013-11. The application of these Standards resulted in our recording $86.7 million of the total unrecognized tax benefits as a reduction of the related deferred tax assets and the remaining $54.2 million of the total unrecognized tax benefits as a long term liability in our consolidated balance sheets, presented in the “Other non-current liabilities” line item in our financial statements.

Further, as the 2014 balance sheet presentation of our cumulative unrecognized tax benefits was largely driven by our adoption of Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” in the first quarter, we chose to disclose both the qualitative and quantitative impact of this adoption within the Critical Accounting Policies and Estimates section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on (noted on page 69 of our 10-K). This disclosure explained that an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law and specified that the impact of our adoption in the first quarter resulted in a reduction of non-current liabilities of $33.3 million.

We considered the existing disclosure and presentation requirements within ASC 740-10 and ASU 2013-11, and we understand that the ultimate goal of these requirements is to provide transparent information to the readers of our financial statements and to eliminate the diversity in practice of offsetting unrecognized tax benefits against a deferred tax asset versus presenting the unrecognized tax benefits as a liability. We also understand that the FASB is contemplating an additional disclosure requirement which would require a breakdown of the total amount of unrecognized tax benefits by the balance sheet line item in which the amounts are presented. Consistent with our 2014 10-K, we will continue to ensure that our tax disclosures are prepared in full compliance with the existing requirements as of the reporting date.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at 415-445-4207 if you have any questions or would like any additional information.

Sincerely,

/s/ Devang Shah

Devang Shah

General Counsel, Secretary and Vice President

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